 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM 11-K
 ________________________________________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2023
Or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-37654

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fortive Retirement Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203
(425) 446-5000

FORTIVE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEAR ENDED DECEMBER 31, 2023,
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2023 AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FORTIVE RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
To the Plan Participants, the Plan Administrator, and the Investment Committee of the Fortive Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Fortive Retirement Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young, LLP
We have served as the Plan’s auditor since 2016.
Seattle, Washington
June 18, 2024

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022
($ in millions)

	2023	2022
ASSETS
Non-interest bearing cash	$0.1	$0.3
Investments at fair value	1,896.6	1,602.7
Receivables:
Notes receivable from participants	16.6	15.2
Employer contributions	2.3	2.4
Other	0.7	5.3
Total receivables	19.6	22.9
Total assets	1,916.3	1,625.9
LIABILITIES
Other payables	0.7	5.8
Total liabilities	0.7	5.8
NET ASSETS AVAILABLE FOR BENEFITS	$1,915.6	$1,620.1

See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023
($ in millions)

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:
Investment income:
Interest income on notes receivable from participants	$1.0
Dividend and interest income from investments	17.3
Net appreciation in fair value of investments	295.3
Total investment income	313.6

Contributions:
Participant	94.3
Rollovers	20.9
Employer	61.0
Total contributions	176.2

Benefit payments	(193.3)
Administrative expenses	(1.0)
Total benefit payments and administrative expenses	(194.3)

NET INCREASE IN NET ASSETS	295.5

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,620.1
End of year	$1,915.6
See the accompanying notes to the financial statements.

FORTIVE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023
NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Fortive Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.
General
Fortive Corporation (“Fortive,” “the Company”, or “the Plan Sponsor”) is a provider of essential technologies for connected workflow solutions across a range of attractive end-markets. Fortive established the Plan effective May 31, 2016. The Plan is a defined contribution plan established for eligible full-time and part-time non-union employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Plan is administered through affiliates of the trustee, Fidelity (the “Plan Administrator”). Plan participants should refer to the formal legal documents of the Plan and the summary plan description for a more complete description of the Plan’s provisions and a full explanation of all limitations, adjustments and special cases in the Plan. Significant provisions related to contributions, benefit payments, and investments are provided below.
Contributions
Eligible participants may contribute up to 75% of their compensation (subject to annual maximums). Employee contributions and the earnings or losses thereon are fully vested at all times.
The Company’s retirement contributions are determined at the discretion of the Plan Sponsor. Employees are eligible for Company retirement contributions upon completion of one year of service and become fully vested upon completion of three years of service. The discretionary retirement contribution can range from 0% to 2% of eligible compensation. For the year ended December 31, 2023, the discretionary retirement contribution was 2% of eligible compensation.
For eligible participants who have completed one year of service and are active employees on the last day of the plan year, an additional discretionary retirement contribution of up to 2% of eligible compensation above the Social Security wage base in effect at the beginning of the Plan year is calculated and deposited into participant accounts subsequent to the Plan year end. These contributions become fully vested after three years of service. For the year ended December 31, 2023, this additional retirement contribution was 2% of eligible compensation.
In addition, the Company makes matching contributions into the Plan. These matching contributions are considered “safe harbor” and the percentage for the safe harbor matching contributions has been established in the plan document. The Company matching contribution is 100% of the first 3% of eligible compensation contributed by the participant plus 50% of the next 2% of eligible compensation contributed. Employees are immediately 100% vested in all safe harbor matching contributions.
Benefit Payments
A participant who attains normal retirement age (age 65) shall be entitled to payment of the balance in their account. A participant who remains employed after attainment of normal retirement age shall continue to participate under the same terms and conditions as applied prior to reaching normal retirement age. A participant must begin receiving distributions no later than April 1 following the later of the year in which they retire from the Company or the calendar year in which they reach the age of 73.
The beneficiary or beneficiaries of a deceased participant shall be entitled to payment of the participant’s account balance within a reasonable period of time after the participant’s death.
Upon total and permanent disability, a participant shall be entitled to payment of the balance in their account within a reasonable period of time after termination of employment.
Upon a participant’s termination of employment for reasons other than as specified above, a participant is entitled to payment of their vested account balance. If the vested value of the participant’s account is $1,000 (applied separately to Roth and non-Roth balances) or less, payment will automatically be made in a single lump sum. If the vested value of the participant’s Roth or non-Roth balances is greater than $1,000 and does not exceed $5,000, the Plan Administrator will automatically rollover the Roth or non-Roth balances to a separate Fidelity Individual Retirement Account. If the vested value of the participant’s account is greater than $5,000, the participant must contact the Plan Administrator to request a distribution.

Eligible participants may request a hardship or age 59 1/2 in-service withdrawal of all or a portion of their vested account while still working for the Company in accordance with procedures established by the Plan Administrator, subject to certain limitations and tax penalties.
Notes Receivable from Participants
A participant may receive a loan from the Plan in accordance with the policy established by the Plan Sponsor. Any such loan or loans shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance in the Plan during the one-year period ending on the day before the loan is made. The Plan Administrator establishes the maximum maturity period that is permitted to prevent the loan from being treated as a distribution. Plan provisions require that all loans must be paid back within 60 months. The Plan Administrator may require loan payments to be made through payroll deductions.
Participant Accounts
Each participant account is credited with the participant’s contributions, employer safe harbor matching contributions, employer retirement contributions, and an allocation of Plan earnings or losses, and is charged quarterly with administrative expenses and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees.
The Plan participates in a revenue credit program (Credits). Credits are earned in connection with the Plan’s revenue sharing arrangements with certain investment funds. The Credits are deposited in an unallocated account and can be used to pay ERISA-qualified expenses or can be allocated to eligible participant accounts. The calculated Credits are funded quarterly in arrears by the Plan Administrator.
Unallocated Accounts
During the year ended December 31, 2023, forfeitures used to reduce Company related contributions totaled $1.1 million.
As of December 31, 2023 and 2022, unallocated and non-vested accounts, including forfeited amounts, totaled $0.6 million. These amounts will be used to reduce future employer contributions and to pay administrative expenses.
Termination of the Plan
Although the Company, as the Plan Sponsor, has not expressed an intention to do so, the Plan may be terminated at any time. In the event of termination of the Plan, the account balances of participants as of the date of termination shall immediately become vested.
NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and changes therein, and the related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Notes Receivable from Participants
Notes receivable from participants represent participant loans and are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 and 2022. If a participant ceases to make loan repayments and has reached a distributable event, the loan balance is reduced and a benefit payment is recorded.
Investments
Investments are reported at fair value. Fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The income of each fund is reinvested in that fund.
Payment of Benefits
Benefits are recorded when paid.
NOTE 3. FAIR VALUE MEASUREMENT
Accounting standards define fair value based on an exit price model, establish a framework for measuring fair value where the Plan’s assets and liabilities are required to be carried at fair value and provide for certain disclosures related to the valuation methods used within a valuation hierarchy. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable characteristics for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from, or corroborated by, observable market data through correlation. Level 3 inputs are unobservable inputs based on management’s assumptions. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The Plan provides for some investments that are valued using the Net Asset Value (“NAV”) practical expedient. None of these investments have limits on their redemption. Investments valued using NAV consist of common collective trusts and privately traded mutual funds which allow the Plan to allocate investments across a broad array of types of funds and diversify the portfolio.

The fair values of the Plan’s investments as of December 31, 2023, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.3	$—	$—	$0.3
Fortive Corporation Stock Fund:
Fortive common stock	39.7	—	—	39.7
Money market fund	0.4	—	—	0.4
Mutual funds	536.3	—	—	536.3
Separately managed funds:
Cash and cash equivalents	3.6	—	—	3.6
Common stock	270.2	—	—	270.2
Corporate bonds		0.4	—	0.4
Mutual funds	38.0	—	—	38.0
Self-directed brokerage accounts	89.0	—	—	89.0
	$977.5	$0.4	$—	$977.9
Investments measured at NAV
Common/collective trusts				918.7
Total investments, at fair value				$1,896.6

The fair values of the Plan’s investments as of December 31, 2022, by asset category, were as follows ($ in millions):

	Quoted Prices in Active Market (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$0.6	$—	$—	$0.6
Fortive Corporation Stock Fund:
Fortive common stock	37.7	—	—	37.7
Money market fund	0.2	—	—	0.2
Mutual funds	415.2	—	—	415.2
Separately managed funds:
Cash and cash equivalents	3.9	—	—	3.9
Common stock	229.6	—	—	229.6
Corporate bonds	—	0.2	—	0.2
Mutual funds	29.3	—	—	29.3
Self-directed brokerage accounts	62.6	—	—	62.6
	$779.1	$0.2	$—	$779.3
Investments measured at NAV
Common/collective trusts				823.0
Separately managed mutual funds				0.4
Total investments, at fair value				$1,602.7

Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value:
•Money market funds and mutual funds are valued at the quoted closing price reported on the active market on which the individual securities are traded.

•The Fortive Corporation Stock Fund consists of shares of the Company’s stock and short-term money market investments and is valued based on the quoted market price of the investments.
•The separately managed funds consist of common stock, money market funds, and mutual funds, which are valued at the last reported sales price of the security on the last business day of the year, uninvested interest bearing cash and cash equivalents, which is recorded at carrying value as maturities are less than three months, and privately traded mutual funds, which cannot be priced on the open market and are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
•The self-directed brokerage accounts consist of common stock, mutual funds, and exchange traded funds, which are valued at the last reported sales price on the last business day of the year, and uninvested interest bearing cash, which is recorded at carrying value as maturities are less than three months.
•Participation units in the common/collective trust funds are valued using the NAV of units held. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities.
The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with the methods used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
NOTE 4. TAX STATUS OF THE PLAN
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated November 8, 2022 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, its related trust is exempt from taxation. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE 5. RELATED PARTY AND PARTIES IN INTEREST TRANSACTIONS
Certain investments are held in shares of mutual funds and units of common collective trust funds issued by affiliates of Fidelity. Fidelity is the trustee as defined by the Plan, therefore, these are party in interest transactions.
Additionally, as of December 31, 2023 and 2022, the Plan held 0.5 million and 0.6 million shares of Fortive common stock within the Fortive Corporation Stock Fund, respectively. During the year ended December 31, 2023, the Fortive Corporation Stock Fund purchased $22.6 million and sold $26.1 million in Company stock and received $0.2 million of dividends related to shares of Fortive common stock.

SUPPLEMENTAL SCHEDULE
FORTIVE RETIREMENT SAVINGS PLAN
EIN: 47-5654583, PLAN NO. 001
FORM 5500, SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current value
Interest Bearing Cash (including Money Market Funds)
	Interest Bearing Cash	3,604,723	US dollars	**	$3,604,723
	Vanguard Federal Money Market Fund	318,943	shares	**	318,943
					$3,923,666
Corporate debt instruments
	ANT INTERNATIONAL CO LTD 3.55% 08/14/202	152,980	par	**	$152,796
	CARVANA CO PIK VAR 06/01/2030 144A	122,000	par	**	102,612
	CARVANA CO PIK VAR 06/01/2031 144A	144,000	par	**	123,000
	CARVANA CO PIK VAR 12/01/2028 144A	81,000	par	**	68,744
					$447,152
Common/Collective Trust Funds
	American Beacon Small Cap Value	2,442,265	units	**	$48,980,839
*	Fidelity Managed Income Portfolio II Class 3	112,127,798	units	**	112,127,798
	Harding Loevner International Equity Portfolio	510,998	units	**	8,247,513
	BlackRock LifePath® Index 2025 Non-Lendable Fund M	6,564,155	units	**	98,620,522
	BlackRock LifePath® Index 2030 Non-Lendable Fund M	7,089,520	units	**	114,233,434
	BlackRock LifePath® Index 2035 Non-Lendable Fund M	6,366,674	units	**	109,451,395
	BlackRock LifePath® Index 2040 Non-Lendable Fund M	5,562,433	units	**	101,305,252
	BlackRock LifePath® Index 2045 Non-Lendable Fund M	4,637,623	units	**	88,314,712
	BlackRock LifePath® Index 2050 Non-Lendable Fund M	4,251,414	units	**	82,793,304
	BlackRock LifePath® Index 2055 Non-Lendable Fund M	3,285,040	units	**	64,213,993
	BlackRock LifePath® Index 2060 Non-Lendable Fund M	1,615,246	units	**	31,560,929
	BlackRock LifePath® Index 2065 Non-Lendable Fund M	378,824	units	**	5,415,782
	BlackRock LifePath® Index Retirement Non-Lendable Fund M	3,830,247	units	**	53,425,054
					$918,690,527
Employer Securities
	Fortive Corporation Stock Fund
*	Fortive Corporation Common Stock	538,578	shares	**	$39,655,498
*	Fidelity Investments Money Market Government Portfolio - Institutional Class	364,318	US Dollars	**	364,318

					$40,019,816
Registered Investment Companies
	Dodge & Cox International Stock Fund Class X	1,282,660	shares	**	$63,055,565
	PIMCO Inflation Response Multi-Asset Institutional	917,747	shares	**	7,360,331
	PIMCO Total Return Fund Institutional	4,397,697	shares	**	38,040,081
*	Fidelity® Extended Market Index Fund	905,416	shares	**	70,676,765
*	Fidelity® 500 Index Fund	1,766,757	shares	**	292,380,603
*	Fidelity® Large Cap Growth Index Fund	604,529	shares	**	17,833,617
	T. Rowe Price Treasury Reserve Fund	743	shares	**	743
	Vanguard Total Bond Market Index Fund Institutional Shares	5,904,911	shares	**	57,336,688
	Vanguard Total International Stock Index Fund Institutional Shares	222,279	shares	**	27,673,742
					$574,358,135
Common Stock
	AAON INC	18,859	shares	**	$1,393,114
	ADVANCED MICRO DEVICES IN	8,746	shares	**	1,289,248
	ADYEN BV	324	shares	**	377,978
	AGILYSYS INC	7,172	shares	**	608,329
	AIR PRODUCTS & CHEMICALS	4,939	shares	**	1,352,298
	ALARM.COM HLDGS INC	14,748	shares	**	953,016
	ALIGN TECH INC	401	shares	**	109,874
	ALLEGIANT TRAVEL CO	2,871	shares	**	237,173
	ALPHABET INC CL A	19,491	shares	**	2,722,698
	ALPHABET INC CL C	86,224	shares	**	12,151,548
	ALTRIA GROUP INC	19,432	shares	**	783,887
	AMAZON.COM INC	99,438	shares	**	15,108,610
	APPLE INC	109,507	shares	**	21,083,383
	ASML HLDG NV (NY REG SHS)	2,822	shares	**	2,136,028
	ASTRAZENECA PLC SPONS ADR	6,459	shares	**	435,014
	ATLASSIAN CORP PLC CLS A	2,843	shares	**	676,236
	AXOS FIN INC	8,345	shares	**	455,637
	AZENTA INC	5,847	shares	**	380,874
	BALCHEM CORP	8,568	shares	**	1,274,490
	BARNES GROUP INC	7,573	shares	**	247,107
	BERKSHIRE HATHAWAY INC CL	4,722	shares	**	1,684,149
	BILL HLDGS INC	4,898	shares	**	399,628
	BIO TECHNE CORP	11,641	shares	**	898,220
	BIOLIFE SOLUTIONS INC	10,086	shares	**	163,898
	BLACKBAUD INC	12,180	shares	**	1,056,006
	BLACKLINE INC	9,752	shares	**	608,915
	BLACKROCK INC	2,106	shares	**	1,709,651

BRIGHT HORIZONS FAMILY SO	6,763	shares	**	637,345
CARVANA CO CL A	9,500	shares	**	502,930
CASELLA WASTE SYS INC CL	11,196	shares	**	956,810
CERTARA INC	43,175	shares	**	759,448
CHEVRON CORP	7,905	shares	**	1,179,110
CHIPOTLE MEXICAN GRILL IN	766	shares	**	1,751,811
CHUBB LTD	8,362	shares	**	1,889,812
CINCINNATI FIN CORP	7,483	shares	**	774,191
CINTAS CORP	628	shares	**	378,470
CISCO SYS INC	21,922	shares	**	1,107,499
COLGATE-PALMOLIVE CO	5,800	shares	**	462,318
COMCAST CORP CL A	19,172	shares	**	840,692
CONFLUENT INC	9,223	shares	**	215,818
CONSTELLATION ENERGY CORP	7,992	shares	**	934,185
CONSTRUCTION PARTNERS INC	36,083	shares	**	1,570,332
CROWDSTRIKE HLDGS INC	1,589	shares	**	405,703
CROWN CASTLE INC	8,666	shares	**	998,237
DANAHER CORP	4,922	shares	**	1,138,655
DATABRICKS INC SER G PC P	1,227	shares	**	93,878
DATADOG INC CL A	3,106	shares	**	377,006
DESCARTES SYS GROUP INC	16,523	shares	**	1,388,923
DIAGEO PLC SPON ADR	7,086	shares	**	1,032,147
DIGI INTL INC	16,191	shares	**	420,966
DOLLAR GEN CORP	8,895	shares	**	1,209,275
DOMINION ENERGY INC	17,330	shares	**	814,510
DONALDSON CO INC	8,297	shares	**	542,209
DOORDASH INC	4,850	shares	**	479,617
DORMAN PRODUCTS INC	6,758	shares	**	563,685
DOUBLEVERIFY HLDGS INC	21,792	shares	**	801,510
ELEVANCE HEALTH INC	1,663	shares	**	784,204
ELI LILLY & CO	9,418	shares	**	5,489,941
ENVESTNET INC	12,412	shares	**	614,642
EPLUS INC	17,746	shares	**	1,416,841
ESCO TECH INC	9,993	shares	**	1,169,481
EXLSVCS HLDGS INC	47,312	shares	**	1,459,575
EXPONENT INC	17,441	shares	**	1,535,506
FAIR ISAAC CORP	1,098	shares	**	1,278,083
FASTENAL CO	19,137	shares	**	1,239,503
FIDELITY NATL INFORM SVCS	18,983	shares	**	1,140,309
FISERV INC	3,050	shares	**	405,162

FORTINET INC	2,279	shares	**	133,390
FOX FACTORY HLDGS CORP	12,969	shares	**	875,148
GEN ELECTRIC CO	7,810	shares	**	996,790
GLOBUS MEDICAL INC	16,317	shares	**	869,533
GOLDMAN SACHS GROUP INC	1,256	shares	**	484,527
GROCERY OUTLET HLDGS CORP	16,039	shares	**	432,411
HEALTHEQ INC	9,340	shares	**	619,242
HUMANA INC	2,468	shares	**	1,129,875
I3 VERTICALS INC CL A	21,313	shares	**	451,196
INTUIT INC	3,528	shares	**	2,205,106
INTUITIVE SURGICAL INC	8,257	shares	**	2,785,582
J&J SNACKS FOOD CORP	5,873	shares	**	981,613
JOHNSON & JOHNSON	9,387	shares	**	1,471,318
KINSALE CAPITAL GROUP INC	4,733	shares	**	1,585,129
LAM RESEARCH CORP	392	shares	**	307,038
LEMAITRE VASCULAR INC	10,317	shares	**	585,593
LINDE PLC	2,183	shares	**	896,580
LOWES COS INC	6,997	shares	**	1,557,182
LULULEMON ATHLETICA INC	1,877	shares	**	959,691
MARSH & MCLENNAN COS INC	6,012	shares	**	1,139,094
MARTEN TRANSPORT LTD	38,042	shares	**	798,121
MASTERCARD INC CL A	11,402	shares	**	4,863,067
MERCK & CO INC NEW	12,974	shares	**	1,414,425
MESA LAB INC	2,248	shares	**	235,523
META PLATFORMS INC CL A	29,534	shares	**	10,453,855
MICROSOFT CORP	73,818	shares	**	27,758,521
MONDELEZ INTL INC	7,200	shares	**	521,496
MONGODB INC CL A	2,590	shares	**	1,058,922
MONOLITHIC POWER SYS INC	1,753	shares	**	1,105,757
MORGAN STANLEY	9,600	shares	**	895,200
MSCI INC	371	shares	**	209,856
NEOGEN CORP	24,676	shares	**	496,234
NESTLE SA REG ADR	7,292	shares	**	843,174
NETFLIX INC	5,690	shares	**	2,770,347
NIKE INC CL B	4,783	shares	**	519,290
NINTENDO LTD ADR	68,796	shares	**	893,660
NORFOLK SOUTHERN CORP	6,986	shares	**	1,651,351
NORTHROP GRUMMAN CORP	2,542	shares	**	1,190,012
NOVANTA INC	8,830	shares	**	1,487,060
NV5 GLOBAL INC	5,159	shares	**	573,268

NVIDIA CORP	23,483	shares	**	11,629,251
OLD DOMINION FREIGHT LINE	1,793	shares	**	726,757
OLLIES BARGAIN OUTLET HLD	11,623	shares	**	882,069
OMNICELL INC	11,316	shares	**	425,821
ONTO INNOVATION INC	13,161	shares	**	2,012,317
PALOMAR HLDGS INC	3,988	shares	**	221,334
PAYCHEX INC	9,693	shares	**	1,154,533
PERFICIENT INC	11,009	shares	**	724,612
PHILIP MORRIS INTL INC	16,415	shares	**	1,544,323
PROCTER & GAMBLE CO	3,000	shares	**	439,620
PROGRESSIVE CORP OHIO	7,936	shares	**	1,264,046
RBC BEARINGS INC	6,579	shares	**	1,874,291
ROPER TECH INC	2,542	shares	**	1,385,822
ROSS STORES INC	8,500	shares	**	1,176,315
S&P GLOBAL INC	2,271	shares	**	1,000,421
SCHLUMBERGER LTD	11,400	shares	**	593,256
SCHWAB CHARLES CORP	31,390	shares	**	2,159,632
SEA LTD ADR	7,876	shares	**	318,978
SHERWIN WILLIAMS CO	2,782	shares	**	867,706
SHOPIFY INC CL A	15,516	shares	**	1,221,832
SITEONE LANDSCAPE SUPPLY	6,418	shares	**	1,042,925
SNOWFLAKE INC CL A	2,039	shares	**	405,761
SPS COMMERCE INC	5,233	shares	**	1,014,365
SPX TECH INC	5,343	shares	**	539,696
STAAR SURGICAL CO NEW	10,834	shares	**	338,129
STARBUCKS CORP	13,958	shares	**	1,340,108
STRYKER CORP	3,477	shares	**	1,041,222
SVCSNOW INC	6,386	shares	**	4,511,645
SYNOPSYS INC	4,421	shares	**	2,276,417
TAIWAN SEMIC MFG CO LTD S	6,049	shares	**	629,096
TE CONNECTIVITY LTD	2,400	shares	**	337,200
TELEFLEX INC	918	shares	**	228,894
TESLA INC	18,584	shares	**	4,617,752
TEXAS INSTRUMENTS INC	12,314	shares	**	2,099,044
TEXAS ROADHOUSE INC	10,953	shares	**	1,338,785
THE BOOKING HLDGS INC	492	shares	**	1,745,232
THERMO FISHER SCIENTIFIC	4,121	shares	**	2,187,386
TJX COMPANIES INC NEW	9,059	shares	**	849,825
T-MOBILE US INC	11,674	shares	**	1,871,692
TRANSDIGM GROUP INC	466	shares	**	471,406

TREX CO INC	14,847	shares	**	1,229,183
TYLER TECH INC	1,608	shares	**	672,337
UFP TECH INC	938	shares	**	161,374
UNITED PARCEL SVCS INC CL	7,580	shares	**	1,191,803
UNITEDHEALTH GROUP INC	11,444	shares	**	6,024,923
VEEVA SYS INC CL A	2,064	shares	**	397,361
VERALTO CORP	1,693	shares	**	139,266
VERICEL CORP	5,764	shares	**	205,256
VERIZON COMM INC	18,656	shares	**	703,331
VISA INC CL A	23,192	shares	**	6,038,037
WD 40 CO	2,498	shares	**	597,197
ZOETIS INC CL A	5,419	shares	**	1,069,548
				$270,201,657
Brokeragelink
Brokeragelink	Combination of common stock, mutual funds, and ETF's			$88,969,069

			Total	$1,896,610,022
Loans
* Participant Loans	Interest rates range from 4.25% to 9.5% with maturity at various dates		**	$16,603,392

* Party in interest.
** Historical cost not required to be presented as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTIVE RETIREMENT SAVINGS PLAN

June 18, 2024	By:	/s/ Simon Grace
Simon Grace
Vice President, Total Rewards

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm